August 21, 2024

T. Christopher Pledger
Chief Financial Officer
Westrock Coffee Co.
4009 N. Rodney Parham Road, 4th Floor
Little Rock, AR 72212

       Re: Westrock Coffee Co.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response dated August 12, 2024
           File No. 001-41485
Dear T. Christopher Pledger:

       We have reviewed your August 12, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 30, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA, page 30

1. Based upon your response to prior comment 1, as well as the information provided in your
       July 18, 2024 response letter, we note management utilizes Adjusted EBITDA as an operating performance measure and the Conway extract and ready-to-drink facility start-
       up costs appear to be normal operating expenses necessary to operate your business. In this regard, the adjustment to your Adjusted EBITDA non-GAAP performance measure for these costs is inconsistent with Question 100.01 of the Division of Corporation
       Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your presentation in future filings to remove this adjustment.
 August 21, 2024
Page 2

       Please contact Dale Welcome at 202-551-3865 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing